RETURN ON ASSETS, DIVIDEND PAYOUTS, AND EQUITY TO ASSETS RATIOS
1
For the three months ended For the year ended
July 31, 2024 April 30, 2024 October 31, 2023
Return on Assets – reported
2
(0.05) % 0.50% 0.52%
Return on Assets – adjusted
3
0.72 0.76 0.75
Dividend Payout Ratio – reported
4
n/m
5
75.8 69.5
Dividend Payout Ratio – adjusted
6
49.8 50.0 48.5
Equity to Asset Ratio
7
5.7 5.8 5.9

1

The Bank prepares its consolidated financial statements in accordance with International Financial Reporting Standards

(IFRS), the current generally accepted accounting principles
(GAAP), and refers to results prepared in accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results (i.e. reported results excluding “items of note”) and non-GAAP ratios to assess each of its businesses and measure overall Bank performance. The Bank believes that non-GAAP financial measures and non-GAAP ratios provide the reader with a better understanding of how management views the Bank’s performance. Non-GAAP financial measures and ratios used in this presentation are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. For further explanation regarding reported basis results, list of the items of note, and a reconciliation of adjusted to reported results,

refer to “Significant Events” and “How We Performed” sections of the Bank’s third quarter 2024 MD&A (available
at www.td.com/investor and www.sedar.com),

which are incorporated by reference.
2

Calculated as reported net income available to common shareholders divided by average total assets.
3
Calculated as adjusted net income available to common shareholders divided by average total assets.
4

Calculated as dividends declared per common share divided by reported basic earnings per share.
5
Not meaningful.
6

Calculated as dividends declared per common share divided by adjusted basic earnings per share.
7

Calculated as average total equity divided by average total assets.